

October 31, 2012

Via E-mail
Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Richardson, Texas 75080

Re: **Reef 2012-2013 Drilling Fund, L.P.**
   Amendment No. 1 to Registration Statement on Form S-1
   Filed October 4, 2012
   File No. 333-172846

Dear Mr. Mauceli:

   We have reviewed your amended registration statement and letter dated October 4, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please provide a chart showing your organizational structure. The chart should indicate the post-offering beneficial ownership interests in the Partnership and Reef Oil & Gas Partners, L.P. and their respective subsidiaries.

Terms of the Offering, page 4

2.   Similarly, please revise to add disclosure relating to your cash distributions; units representing general partner, additional general partner interests (including the terms relating to the conversion the units representing general partner); and material terms of the Partnership's partnership agreement (including, for example, those relating to voting rights and call rights).

Participation in Distributions…, page 6

3.   We note that Section 4.1 of the Partnership Agreement provides that the Managing General Partner will determine whether to make cash distributions. Please revise your disclosure here and elsewhere, as applicable, to indicate that the Managing General Partner will set your cash distribution policy. Please also revise to discuss whether the policy may be modified or revoked, unilaterally or with the vote of your unitholders (if so, which class of holders).

Risk Factors, page 8

Environmental hazards and liabilities may adversely affect the Partnership…, page 20

4.   We note your disclosure at page 15 regarding the availability of hydraulic fracturing equipment and at page 44 relating to advances in hydraulic fracturing technology. Please revise the above-captioned risk factor to address the specific operational and financial risks associated with hydraulic fracturing. For instance, we note that you do not address underground migration or mishandling of fluids, including chemical additives that may be toxic. In addition, please provide risk factor disclosure relating to risks associated with the prospect of increasing regulation related to hydraulic fracturing.

Prior Activities, page 62

5.   We note your statement that "the drilling activity of the nine publicly-held limited partnerships is substantially different from the activities planned for [the Partnership]." Please revise your disclosure to identify these differences and their import.

6.   Your Tables include information on partnerships—such salt water disposal partnerships, seismic funds, income and development funds—that appear to have investment objectives that differ from those of the Partnership. Tell us why you believe that it is appropriate to include those in these tables.

Material Federal Income Tax Considerations, page 89

7.   Please revise the first sentence in the second paragraph at page 89 (i) to remove the implication that your opinion of counsel relates only to "certain" federal income tax considerations and (ii) to remove the implication that the discussion in this section is correct only in "material" respects.

Appendix D

8.   Please revise to remove the qualifier "certain anticipated" from the first sentence. See Section III.C.1. of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, at *http://sec.gov/interps/legal/cfslb19.htm*.

9.   Please clarify the statement that the Partnership "will be operated pursuant to the *form of* limited partnership agreement" (emphasis added). It is not apparent to us how the Partnership will be operating under an unexecuted agreement.

10.   Please provide your analysis as to why counsel is not able to give a "will" opinion with respect to each of the opinion paragraphs contained therein. See Section III.C.4. of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, at *http://sec.gov/interps/legal/cfslb19.htm*.

11.   Please provide your analysis as to why counsel has not provided an opinion with respect to your statement at page 91 that allocations under your Partnership Agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction, and your statement at page 105 regarding a partner's being subject to the alternative minimum tax.

12.   Please remove the statement in the third paragraph at page D-2 that the opinion cannot be relied upon if the assumptions made therein are inaccurate.

Exhibits and Financial Statement Schedules, page II-2

13.   Please clarify whether your marketing arrangement with PetroQuest Energy, LLC referenced at page 14 has been memorialized and, if so, whether you are required to file it as an exhibit under Item 601(b)(10) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
Ted Schweinfurth
Baker & McKenzie LLP